Exhibit 99.96

Execution Version

SUBSCRIPTION AGREEMENT

between

ELEMENTAL ALTUS ROYALTIES CORP.

and

TETHER INVESTMENTS S.A. DE C V.

dated as of

September 4, 2025

ii

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "Agreement"), dated as of September 4, 2025, is entered into between ELEMENTAL ALTUS ROYALTIES CORP., a company existing under the laws of British Columbia ("Company") and TETHER INVESTMENTS S.A. DE C V. ("Investor").

RECITALS:

A.	The Investor wishes to purchase from the Company and the Company wishes to issue and sell to the Investor, on a private placement basis, the Purchased Shares at a price of (i) $1.838 (or US$1.333) per Purchased Share if the Closing occurs prior to the Consolidation being effective, or (ii) $18.38 (or US$13.33) per Purchased Share if the Closing occurs at or after the Consolidation is effective, on the terms and conditions set out herein, for an aggregate purchase price of $137,896,001.46 (or US$100,000,001.09) (the "Investment");

B.	Concurrently with the execution and delivery of this Agreement, the Company has entered into the Arrangement Agreement pursuant to which the Company will combine with EMX;

C.	The completion of the Arrangement is conditional upon the concurrent completion of the Investment; and

D.	The Investor and the Company wish to enter into this Agreement to record their agreement with respect to the Investment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

INTERPRETATION

Section 1.01	Definitions

As used in this Agreement (including the recitals), the following terms have the following meanings:

"Affiliate" has the meaning specified in National Instrument 45-106 - Prospectus Exemptions.

"Agreement" means this subscription agreement (including the Schedules), as it may be amended, modified or supplemented from time to time in accordance with the terms hereof.

"Approval Resolution" means, collectively, (i) the resolution of holders of Common Shares (other than the Investor and any other holders of Common Shares held or controlled by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101) approving the Investment and the transactions contemplated by this Agreement pursuant to the requirements of MI 61-101 and corresponding TSXV Policy 5.9, and (ii) the resolution of the holders of Common Shares (other than the Investor and its Affiliates and Associates) approving the Investor as a “Control Person” of the Company pursuant to TSXV Policy 4.1, in each case to be considered at the Company Meeting.

"Arrangement" means arrangement of EMX Royalty Corporation ("EMX") involving the Company and a wholly-owned Subsidiary of the Company in accordance with the Arrangement Agreement.

"Arrangement Agreement" means the arrangement agreement among the Company, a wholly- owned subsidiary of the Company and EMX dated as of the date hereof.

"Associate" has the meaning specified in the Securities Act (British Columbia).

"Authorization" means with respect to any Person, any lease, license, permit, certificate, consent, order, grant, approval, classification, registration, exemption, clearance, relief or other similar authorization of or from any Governmental Entity having jurisdiction over such Person.

"BCBCA" means the British Columbia Business Corporations Act.

"Board" means the board of directors of the Company as constituted from time to time.

"Business Day" means any day, other than a Saturday, a Sunday or a day on which major banks are closed for business in Toronto, Ontario.

"Closing" means the completion of the purchase and sale of the Purchased Shares and the transactions contemplated by this Agreement on the Closing Date.

"Closing Date" has the meaning set forth in Section 2.01.

"Common Share" means a common share in the capital of the Company. "Company" has the meaning set forth in the preamble.

"Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Credit Agreement” means the credit agreement dated December 1, 2022 (as amended as of June 21, 2023, December 15, 2023, June 5, 2024 and November 13, 2024, respectively) between, among others, the Company, as borrower, National Bank of Canada, as administrative agent, and the financial institutions from time to time party thereto as lenders.

"Company Filings" means all documents publicly filed by or on behalf of the Company on SEDAR+ since January 1, 2023.

"Company Meeting" means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law to consider, among other things, the Approval Resolution.

"Company Shareholders" means the registered holders and/or beneficial owners of the Common Shares, as the context requires.

“Consolidation” means the consolidation of all of the issued and outstanding Common Shares at a ratio of one (1) post-consolidation Common Share for every ten (10) pre-consolidation Common Shares;

"Constating Documents" means articles and notices of articles of incorporation, amalgamation or continuance, as applicable, and any other applicable documents governing the Company or the Investor, as applicable, and all amendments thereto.

"Contract" means any written agreement, commitment, engagement, contract, franchise, licence, lease, obligation, note, bond, mortgage, indenture, undertaking or joint venture to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

"Corrupt Practices Legislation" has the meaning set forth in Section 3.01(z). "Governmental Entity" means:

(a)	any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral or adjudicative body, commission, commissioner, cabinet, board, bureau, minister, ministry, governor- in-council, agency or instrumentality, domestic or foreign;

(b)	any subdivision, agent or authority of any of the foregoing;

(c)	any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or

(d)	any stock exchange (including the TSXV).

"IFRS" means International Financial Reporting Standards, at the relevant time, prepared on a consistent basis.

"Investment" has the meaning set forth in the recitals. "Investor" has the meaning set forth in the preamble.

"Investor Indemnified Parties" has the meaning set forth in Section 8.02.

"Law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree, ruling or similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, written policies, guidelines, notices and protocols of any Governmental Entity, as amended, unless expressly specified otherwise.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise) or encumbrance of any kind, in each case, whether contingent or absolute.

"Loss" and "Losses" have the meaning set forth in Section 8.02.

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Material Adverse Effect” means, in respect of the Company, any fact, change, event, occurrence, effect, state of facts, or circumstance that, individually or in the aggregate, with other such facts, changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition, liabilities (whether absolute, accrued, contingent or otherwise) of the Company and its subsidiaries taken as a whole, other than any fact, change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change or development generally affecting the mining royalty industry;

(b)	any change (on a current or forward basis) in the price of commodities;

(c)	any climatic or other natural events or conditions, including any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster or acts of God;

(d)	the commencement or continuation of any epidemic, pandemic or other outbreak of illness or public health event, including the escalation or worsening thereof, and including any measures introduced by any Governmental Entity to address such epidemic, pandemic or other outbreak or public health event;

(e)	the commencement or continuation of war or armed hostilities, any act of terrorism, cyberterrorism, civil unrest, civil disobedience, sabotage, cybercrime, national or international calamity, military action, declaration of a state of emergency or any other similar event, or any change, escalation or worsening thereof;

(f)	any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which the Company or its Subsidiaries conducts business, or that result from any action taken for the purpose of complying with any of the foregoing;

(g)	any change or development in global, national or regional economic, political, or financial conditions, including changes in (i) financial markets, credit markets, commodities markets or capital markets, (ii) interest rates and credit ratings, (iii) inflation, (iv) currency exchange rates and (v) the imposition or adjustment of any import or export restriction, prohibition, tariff, duty, charge or Tax by any Governmental Entity;

(h)	any adoption, proposed implementation, repeal, modification, reinterpretation or change in applicable Law, or any executive order issued, or any interpretation or application (or non- application) thereof of or by any Governmental Entity;

(i)	any specific action taken (or omitted to be taken) by the Company that is expressly required to be taken (or, in the case of an omission, expressly prohibited to be taken) pursuant to this Agreement or with the express prior written consent or at the written direction of the Investor;

(j)	any change in the market price or trading volume of the Company’s securities (it being understood that the causes underlying such change in market price or trading volume may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(k)	the failure of the Company to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings, cash flows or other financial operating metrics of the Company or of any securities analysts before, on or after the date of this Agreement (it being understood that the causes underlying such failure may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(l)	the execution or announcement of this Agreement, the Investment or the Arrangement or the implementation of the Arrangement or the Investment and the consummation of the transactions contemplated herein or therein, including any loss or threatened loss of, or adverse change in, the relationship of the Company with any of its customers, employees, shareholders, vendors, distributors, partners or suppliers arising as a direct consequence of same; or

(m)	any matters set forth in Section 1.1 of the disclosure letter delivered by the Company to EMX pursuant to the Arrangement Agreement (which schedule the Investor acknowledges it has reviewed, and is incorporated by reference herein);

provided, however, that (i) in the case of clauses (a) through and including (h) of this definition, only to the extent that any such fact, change, event, occurrence, effect, state of facts, liability or circumstances does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to comparable entities operating in the mining royalty industry, and (ii) references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

“Material Subsidiaries” means the following Subsidiaries of the Company: Elemental Royalties Limited, Altus Strategies Limited, Elemental Royalties Delaware LLC, Elemental Royalties (Australia) Pty Ltd., Elemental One Limited, Altus Royalties Limited, Altus Royalties Holdings Limited, and Altus Royalties Australia Limited.

"Misrepresentation" has the meaning ascribed thereto under Securities Laws. "Money Laundering Laws" has the meaning set forth in Section 3.01(aa).

"Order" means any order, writ, judgment, decree, award, decision, sanction or ruling entered by or with any Governmental Entity.

"Ordinary Course" means, with respect to an action taken by the Company or any of its Subsidiaries, that such action is consistent with the past practices of the Company or its Subsidiaries and is taken in the ordinary course of the normal day-to-day operations of the business of the Company or its Subsidiaries.

"Outside Date" has the meaning ascribed thereto in the Arrangement Agreement.

"Parties " means the Investor and the Company, and "Party" means either one of them, as the context requires.

"Permitted Liens" means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes that are not yet due and payable (or, if due and payable and delinquent, that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been made in accordance with IFRS and provided that payment has been made so that the contest of any such Liens or Taxes does not subject the Company or any of its Subsidiaries to any material interest, penalty or forfeiture);

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets; provided that, such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by Law;

(c)	the right reserved to or vested in any Governmental Entity by any statutory provision, or by the terms of any lease, licence, franchise, grant or permit of the Company or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(d)	easements, rights of way, servitudes and similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the use and enjoyment of any real or immovable property;

(e)	ownership rights reserved by lessors under leases or licences entered into with the Company or any of its Subsidiaries; and

(f)	Liens securing Indebtedness pursuant to the Company Credit Agreement.

"Person" includes any individual, partnership, limited partnership, association, body corporate, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative or government (including any Governmental Entity), syndicate or other entity, whether or not having legal status.

"Proceeding" means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or known investigation commenced, brought, conducted or heard by or before any Governmental Entity.

"Purchase Price" has the meaning set forth in Section 2.01.

"Purchased Shares" means (i) if the Closing occurs prior to the Consolidation being effective, an aggregate of 75,025,028 Common Shares to be issued and delivered by the Company to the Investor on the Closing Date, and (ii) if the Closing occurs at or after the Consolidation is effective, an aggregate of 7,502,502 Common Shares to be issued and delivered by the Company to the Investor on the Closing Date.

"Regulatory Approvals" means: (i) TSXV Approval and (ii) any consent, waiver, permit, exemption, review, Order, decision, non-objection or approval of, or any registration, licence and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required in relation to the Investment.

"Representative" means, in respect of any Person and, as applicable, any officer, director, trustee, partner, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries.

"Sanctions" has the meaning set forth in Section 3.01(y).

"Securities Authorities" means the securities commission or securities regulatory authority of each of the provinces and territories of Canada and the TSXV.

"Securities Laws" means the Securities Act (Ontario) together with all other applicable securities Laws, rules, regulations and published policies thereunder or under the securities Laws of any other province or territory of Canada as now in effect and as they may be promulgated or amended from time to time and the policies of the TSXV.

"SEDAR+" means the System for Electronic Document Analysis and Retrieval+.

"Subsidiary" has the meaning specified in National Instrument 45-106 - Prospectus Exemptions. "Tax Act" means the Income Tax Act (Canada) and the regulations thereunder.

"Tax Returns" means any and all returns, reports, declarations, elections, notices, forms, designations, filings and statements (including estimated tax returns and reports, withholding tax returns and reports and information returns and reports) filed or required to be filed in respect of Taxes.

"Taxes" means: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, royalties, capital, capital stock, production, volume, quantity, recapture, transfer, land transfer, licence, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, fuel, carbon, excise, special assessment, stamp, withholding, business, franchising, real, immovable or personal or movable property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all licence and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts described in paragraph (a) above or this paragraph (b); (c) any liability for the payment of any amounts of the type described in paragraphs (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts described in paragraphs (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

"TSXV" means the TSX Venture Exchange.

"TSXV Approval" means the conditional approval by the TSXV of the issuance of the Purchased Shares at the Purchase Price and the listing and posting for trading of Purchased Shares on the TSXV, subject only to such conditions imposed by the TSXV as are customary for a transaction similar to the Investment.

Section 1.02	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number include the plural and vice versa.

(d)	Certain Phrases, etc. The words "including", "includes" and "include" mean "including (or includes or include) without limitation". Unless stated otherwise, "Article", "Section" and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term "Agreement" and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all Schedules to it.

(e)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual knowledge of directors and officers of the Company, after reasonable inquiry of internal personnel of the Company.

(f)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS, and all determinations of an accounting nature required to be made in respect of the Company shall be made in a manner consistent with IFRS.

(g)	Statutory References. Any reference to a particular statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, consolidated, replaced or re-enacted.

(h)	Date for Any Action. If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day that is a Business Day.

(i)	Time References. References to time are to local time in Vancouver, British Columbia. When computing any time period in this Agreement, the following rules shall apply:

(i)	the day marking the commencement of the time period shall be excluded but the day of the deadline or expiry of the time period shall be included; and

(ii)	if the day of the deadline or expiry of the time period falls on a day that is not a Business Day, the deadline or time period shall be extended to the next following Business Day.

(j)	Consent. If any provision requires the approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(k)	Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(l)	Schedule. The following Schedule forms an integral part of this Agreement: Schedule A – Form 4C – Corporate Placee Registration Form

ARTICLE II
SUBSCRIPTION AND CLOSING

Section 2.01	Subscription

Subject to the terms and conditions of this Agreement, the Investor hereby subscribes for and agrees to purchase from the Company, and the Company hereby agrees to issue, sell and deliver to the Investor, the Purchased Shares at a price of (i) $1.838 (or US$1.333 ) per Purchased Share if the Closing occurs prior to the Consolidation being effective, or (ii) $18.38 (or US$13.33 ) per Purchased Share if the Closing occurs at or after the Consolidation is effective, for an aggregate purchase price of $137,896,001.46 (or US$100,000,001.09) (such aggregate purchase price, the "Purchase Price") on the date (the “Closing Date”) on which the Arrangement is completed.

Section 2.02 Closing

Subject to the terms and conditions of this Agreement:

(a)	The Closing will be held at such place as may be agreed upon by the Parties, or completed electronically. The Parties agree that the Closing shall occur at, and shall be deemed to occur at, the time and in the sequence set forth in the Plan of Arrangement (as defined in the Arrangement Agreement) on the Closing Date.

(b)	The Investor shall at the Closing on the Closing Date:

(i)	pay, or cause to be paid, the Purchase Price to the Company, by wire transfer of immediately available funds to such account or accounts of the Company as designated by the Company at least two Business Days prior to the Closing Date; and

(ii)	deliver to the Company a certificate from two senior officers of the Investor certifying the satisfaction of the conditions set forth in Section 6.03(a) and Section 6.03(b).

(c)	The Company shall at the Closing on the Closing Date:

(i)	issue and deliver the Purchased Shares to the Investor, which be registered in the name of the Investor at the following address: Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo, Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipality of San Salvador Centro, Republic of El Salvador and delivered via emailed DRS statement to the following email address: [Redacted - Personal Information];

(ii)	deliver to the Investor a certificate from two senior officers of the Company certifying:

(A)	the Company's Constating Documents;

(B)	the incumbency of certain officers of the Company;

(C)	the resolutions of the Board approving the issuance of the Purchased Shares, the execution and delivery of this Agreement and the performance of the Company's obligations under this Agreement and the consummation of the transactions contemplated under this Agreement; and

(D)	the satisfaction of the conditions set forth in Section 6.02(a), Section 6.02(b), Section 6.02(d) and Section 6.02(e); and

(iii)	deliver to the Investor a customary legal opinion from its outside legal counsel dated the Closing Date and addressed to the Investor, in form and substance satisfactory to the Investor and its counsel, acting reasonably, with respect to certain corporate Law and securities Law matters, including due incorporation, corporate authority, due authorization, no breach, enforceability, reporting issuer status and TSXV Approval; and

(iv)	deliver to the Investor a certificate of the registrar and transfer agent of the Company with respect to the number of issued and outstanding Common Shares as at the close of business on the Business Day immediately prior to the Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 3.01	Representations and Warranties of the Company

Except as disclosed in the Company Filings, the Company represents and warrants to the Investor as follows and acknowledges and agrees that the Investor is relying upon such representations and warranties in connection with the entering of this Agreement and the consummation of the transactions contemplated under this Agreement:

(a)	Organization and Qualification. The Company and each of its Material Subsidiaries is:

(i)	a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all corporate power and capacity to carry on its business as now conducted and to own, lease and operate its assets and properties; and

(ii)	duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

(b)	Corporate Authorization. The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement, the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated under this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated under this Agreement other than the approval of the Approval Resolution by the Company Shareholders.

(c)	Binding Obligations and Valid Issuance.

(i)	This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies, such as specific performance and injunction.

(ii)	The Purchased Shares have been duly authorized for issuance and sale by the Company and, upon the Company having received the Purchase Price, the Purchased Shares will be validly issued and outstanding as fully paid and non- assessable Common Shares in the capital of the Company.

(d)	Governmental Authorization. The execution and delivery of this Agreement by the Company, the performance of its obligations under this Agreement and the consummation of the transactions contemplated under this Agreement do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or any of its Material Subsidiaries other than: (i) TSXV Approval and filings with the TSXV; (ii) filings in respect of the Company Meeting with the Securities Authorities; and (iii) customary post-Closing filings with the Securities Authorities and the TSXV; and (iv) any other Authorization required in connection with and as contemplated by the Arrangement Agreement to the extent this Agreement requires the Company to take actions in compliance with the Arrangement Agreement.

(e)	Non-Contravention. The execution and delivery of this Agreement and the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the Constating Documents of the Company or any of its Material Subsidiaries;

(ii)	assuming compliance with the matters referred to in Section 3.01(d), contravene, conflict with or result in a violation or breach of any Law applicable to the Company or any of its Material Subsidiaries or any of their respective properties or assets;

(iii)	allow any Person to exercise any right, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation, or the loss of any benefit to which the Company or any of its Material Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provisions (provided that the Investor beneficially owns less than 50% of the issued and outstanding Common Shares of the Company at all times) or other restrictions or limitations) under any material Contract or any material Authorization to which the Company or any of its Material Subsidiaries is a party or by which the Company or any of its Material Subsidiaries is bound; or

(iv)	result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Material Subsidiaries.

(f)	Capitalization.

(i)	The authorized capital of the Company consists of an unlimited number of common shares without par value. As of the date of this Agreement, there are 246,960,191 Common Shares issued and outstanding. All of the issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid and non-assessable and have been issued in compliance with applicable Laws (including Securities Laws) and the Company's Constating Documents. No Common Shares have been issued in violation of any pre-emptive or similar rights applicable to them.

(ii)	As of the date of this Agreement, there are 18,351,456 Common Shares issuable upon the exercise or vesting, as applicable, of outstanding stock options, performance share units, and restricted share units issued by the Company. All of the outstanding stock options, performance share units, and restricted share units have been duly authorized by the Board (or a duly authorized committee thereof) and issued in compliance with applicable Laws (including Securities Laws) and the terms of the Company's equity compensation plan.

(iii)	Except for outstanding stock options, performance share units, and restricted share units referred to in Section 3.01(f)(ii), there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation, subscription or other rights, or any other agreements, arrangements, understandings, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any, or create any additional classes of, securities of the Company or any of its Material Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or any of its Material Subsidiaries.

(iv)	There are no outstanding contractual or other obligations of the Company or any Material Subsidiary to repurchase, redeem or otherwise acquire any securities of the Company or any of its Material Subsidiaries or to qualify securities for public distribution in Canada, the United States or elsewhere.

(v)	Other than the Common Shares, there are no securities or other instruments or obligations of the Company or any of its Subsidiaries that carry (or which is convertible into, or exchangeable for, securities having) the right to vote generally with the Company Shareholders on any matter.

(vi)	All dividends or distributions on the securities of the Company or any of its Subsidiaries that have been declared or authorized have been paid in full.

(vii)	For greater certainty, the representations and warranties in this Section 3.01(f) are exclusive of any securities that are issued or issuable by the Company pursuant to the Arrangement

(g)	Shareholders and Similar Agreements. None of the Company or any of its Subsidiaries is a party to any unanimous shareholders agreement, shareholder agreement, pooling, voting or other similar arrangement or agreement relating to the ownership or voting of any securities of the Company or any of its Subsidiaries, or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any of its Subsidiaries. To the knowledge of the Company, there are no irrevocable proxies or voting Contracts with respect to any securities issued by the Company or any of its Subsidiaries except as will be obtained from Company Shareholders in connection with and as contemplated by the Arrangement Agreement.

(h)	Shareholder Rights Plan. None of the Company or any of its Subsidiaries is a party to any shareholder rights plan agreement or similar agreement.

(i)	Subsidiaries.

(i)	Other than the Material Subsidiaries or as set out in the Company Filings, the Company has no direct or indirect Subsidiaries that are material to the Company on a consolidated basis, nor does it own any direct or indirect equity or voting interest of any kind in any Person that is material to the Company on a consolidated basis.

(ii)	Except as set out in the Company Filings, the Company, directly or indirectly, owns all of the issued and outstanding shares and other interests of each of its Material Subsidiaries, free and clear of any Liens (other than Permitted Liens).

(iii)	There are no Contracts, arrangements or restrictions that require the Material Subsidiaries to issue, sell or deliver any shares or other equity interests, or any securities convertible into or exchangeable for, any shares or other equity interests.

(j)	Securities Law Matters.

(i)	The Company is a reporting issuer under applicable Securities Laws in each of the provinces and territories of Canada and is not in default of any material requirement of applicable Securities Laws. The Common Shares are listed and posted for trading on the TSXV. None of the Subsidiaries of the Company are subject to any continuous or periodic or other disclosure requirements under applicable Securities Laws.

(ii)	The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No Proceeding or Order for the delisting, suspension of trading, or cease trade or other Order or restriction with respect to any securities of the Company is in effect or pending or, to the knowledge of the Company, has been threatened or is expected to be implemented or undertaken.

(iii)	The Company has timely filed with the Securities Authorities all forms, reports, schedules, statements, and other documents required to be filed under applicable Securities Laws since January 1, 2023. The documents comprising the Company Filings, as of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), complied as filed in all material respects with applicable Securities Laws and did not contain any Misrepresentation. The Company has not filed any confidential material change report or other confidential filing with any Securities Authority that, at the date of this Agreement, remains confidential. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Filings. Neither the Company nor any of its Subsidiaries is subject to any ongoing Proceeding by any Securities Authority and, to the knowledge of the Company, no such Proceeding is threatened.

(k)	Financial Statements. The Company's audited consolidated financial statements (including any of the notes or schedules thereto, the auditor's report thereon and the related management's discussion and analysis) and unaudited consolidated interim financial statements (including any of the notes or schedules thereto and the related management's discussion and analysis) included in the Company Filings: (i) were prepared in accordance with IFRS, consistently applied throughout the periods referred to therein (except as expressly set forth in the notes thereto) and (ii) fairly present in accordance with IFRS, in all material respects, the assets, liabilities, consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries on a consolidated basis as of their respective dates and for the periods covered by such financial statements, and there have been no changes in accounting methods, policies or practices of the Company or any of its Subsidiaries during such periods (except, in each case, as expressly set forth in the notes to such financial statements). The Company does not intend to correct or restate, nor is does the Company have knowledge of any basis for any correction or restatement of, any aspect of the Company's financial statements referred to in this Section 3.01(k).

(l)	Royalty Interests. The Company or its Subsidiaries, as the case may be, own the presently held royalty interests of the Company as most recently described in the Company Filings (the "Royalty Interests"). Each of the Royalty Interests that is material to the Company and identified as such in the Company Filings (the “Material Royalty Interests”) is valid, in good standing, and in full force and effect. Each of the agreements representing the Material Royalty Interests are valid, in good standing and in full force and effect, and no proceedings of any kind are pending or, to the knowledge of the Corporation, threatened to revoke, limit, rescind or modify any of the Material Royalty Interests.

(m)	Disclosure Controls and Internal Controls over Financial Reporting.

(i)	The Company has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports required to be filed or submitted under applicable Securities Laws is recorded, processed, summarized and reported within the time periods required by applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports required to be filed or submitted under applicable Securities Laws is accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(ii)	The Company has established and maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(n)	Auditors. The auditors of the Company are independent public accountants as required by applicable Laws and there has not been any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Company.

(o)	Books and Records. The financial books, records and accounts of the Company and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with applicable Laws and IFRS; and (ii) accurately and fairly reflect the basis of the Company's financial statements.

(p)	Minute Books. The corporate minute books of the Company and its Material Subsidiaries have been maintained in accordance with applicable Laws and are complete and accurate in all material respects.

(q)	No Undisclosed Liabilities. There are no material liabilities or obligations of the Company or any of its Subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the audited consolidated financial statements of the Company as at and for the year ended December 31, 2024 and the unaudited consolidated financial statements of the Company as at and for the three and six-month period ended June 30, 2025 (including any notes or schedules thereto and the related management's discussion and analysis) included in the Company Filings; (ii) incurred in the Ordinary Course since June 30, 2025 or disclosed in the Company Filings; or (iii) reasonably incurred in connection with this Agreement or the Arrangement Agreement or the transactions contemplated under this Agreement or the Arrangement Agreement. None of the Company or any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet Contract, arrangement or understanding (including any Contract, arrangement or understanding between the Company or any of its Subsidiaries, on the one hand, and any unconsolidated entity, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any other "off-balance sheet arrangements" (as defined in the instructions contained in Form 51-102F1 – Management's Discussion & Analysis).

(r)	Absence of Certain Changes or Events. Since June 30, 2025, other than the transactions contemplated in this Agreement and the Arrangement, the business of the Company and its Material Subsidiaries has been conducted in the Ordinary Course, and no Material Adverse Effect has occurred.

(s)	Related Party Transactions. None of the Company or any of its Material Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Material Subsidiaries (except for amounts due in the Ordinary Course as salaries or other remuneration, bonuses, directors' fees or the reimbursement of Ordinary Course expenses). There are no material Contracts (other than employment or consulting arrangements or as disclosed in the Company Filings) with, or material advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company or any of its Material Subsidiaries.

(t)	Compliance with Law. The Company and each of its Subsidiaries is, and since January 1, 2023, has been, in compliance with Law in all material respects. None of the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective directors or officers is under any investigation with respect to, has been convicted, charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law from any Governmental Entity, in each case, that could reasonably be expected to have a Material Adverse Effect.

(u)	Authorizations. The Company and each of its Material Subsidiaries lawfully own, possess or have obtained all material Authorizations that are required by Law in connection with (i) the operation of their businesses as presently conducted and (ii) the ownership, operation or use of their properties and assets. Each such Authorization is valid, in full force and effect. No Proceeding is in progress or, to the knowledge of the Company, pending or threatened in respect of or regarding any such Authorization that could reasonably be expected to result in the suspension, loss, non-renewal, adverse amendment or revocation of any such Authorizations.

(v)	Restrictions on Conduct of Business. None of the Company or any of its Material Subsidiaries is a party to, or bound by, any non-competition agreement or any other Contract or any Order or Authorization that purports to: (i) limit the manner or the location in which the Company or any of its Material Subsidiaries may conduct any line of business; (ii) limit any business practice of the Company or any of its Subsidiaries; or (iii) restrict any acquisition or disposition of any assets or property by the Company or by any of its Subsidiaries; except in any case as would not reasonably be expected be material to the Company and its Subsidiaries (taken as a whole).

(w)	Litigation.

(i)	There are no material Proceedings in progress, pending or ongoing, or, to the knowledge of the Company, threatened, against the Company or any of its Material Subsidiaries, their respective properties or assets, or the business of the Company or any of its Material Subsidiaries by or before any Governmental Entities, and the Company is not aware of any facts or circumstances that could give rise to any such Proceedings.

(ii)	None of the Company or any of its Material Subsidiaries or any of their respective properties or assets is subject to any outstanding Order that would prevent or materially delay the ability of the Company to complete the transaction contemplated by this Agreement.

(iii)	There is no bankruptcy, liquidation, winding-up or other similar Proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Material Subsidiaries before any Governmental Entity.

(x)	Insurance.

(i)	The Company and each of its Material Subsidiaries is insured by reputable third- party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and its Material Subsidiaries and their respective assets, consistent with industry practice.

(ii)	Each material insurance policy held by the Company or any of its Material Subsidiaries is in full force and effect in accordance with its terms and none of the Company or any of its Material Subsidiaries is in default under the terms of any such policy. To the knowledge of the Company, there is no material claim pending under any insurance policy of the Company or its Material Subsidiaries that has been denied, rejected, questioned or disputed by any insurer, or as to which any insurer has refused to cover all or any material portion of such claims. To the knowledge of the Company, all material Proceedings covered by any insurance policy of the Company or any of its Subsidiaries have been properly reported to and accepted by the applicable insurer.

(y)	Taxes.

(i)	The Company and each of its Material Subsidiaries have duly and timely filed with the appropriate Governmental Entity all material Tax Returns required by Law to be filed by them prior to the date hereof, and all such Tax Returns are complete and correct in all material respects.

(ii)	The Company and each of its Material Subsidiaries have paid as required by Law on a timely basis all material Taxes that are due and payable (including instalments required by Law on account of Taxes for the current year) and all assessments and reassessments of material Taxes due and payable by them, other than Taxes that are being or have been contested in good faith and in respect of which adequate reserves have been provided in the most recently published consolidated financial statements of the Company (where required in accordance with IFRS). The Company and its Material Subsidiaries have provided adequate accruals in accordance with their books and records and in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each of its Material Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due in any Tax Returns. Since the date of publication of the most recent consolidated financial statements of the Company, no liability in respect of material Taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued.

(iii)	The Company and each of its Material Subsidiaries have withheld or collected all material amounts required by Law to be withheld or collected by them on account of Taxes (including Taxes and other amounts required to be withheld by them in respect of any amount paid or credited or deemed to be paid or credited by them to or for the benefit of any Person, and all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial Taxes, and state and local Taxes required by Law to be collected by them) and have remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(iv)	No claims, suits, audits, assessments, reassessments, deficiencies, litigation, proposed adjustments or other matters in controversy exist or have been asserted or threatened with respect to material Taxes of the Company or any of its Material Subsidiaries and none of the Company or any of its Material Subsidiaries is a party to any material action or Proceeding for assessment or collection of Taxes, and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Material Subsidiaries or any of their respective assets.

(v)	To the knowledge of the Company, no claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Material Subsidiaries do not file Tax Returns that the Company or any of its Material Subsidiaries is or may be subject to Tax by that jurisdiction.

(vi)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the material assets of the Company or any of its Material Subsidiaries.

(vii)	None of the Company or any of its Material Subsidiaries is bound by, is party to or has any obligation under any Tax sharing, allocation, indemnification, or similar agreement with respect to Taxes that could give rise to a material payment or indemnification obligation (other than agreements among the Company and its Subsidiaries).

(viii)	There are no outstanding agreements, waivers or objections extending the statutory period or providing for any extension of time with respect to the assessment or reassessment of any material Taxes or of the payment or remittance of material Taxes by the Company or any of its Material Subsidiaries.

(z)	Anti-Terrorism Laws. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any Representative of the Company or any of its Subsidiaries, has been or is currently subject to any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by any Governmental Entity (including the Government of Canada, the Office of Foreign Assets Control of the U.S. Treasury Department (including, but not limited to, the designation as a "specially designated national or blocked person" thereunder) or any other applicable sanctions authority) or other similar Laws (collectively "Sanctions"). None of the Company or any of its Subsidiaries has received any notice alleging that the Company, any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries has violated any Sanctions and, to the knowledge of the Company, no condition or circumstances exist (including any ongoing Proceeding) that would form the basis for any such allegations.

(aa)	Corrupt Practices Legislation. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any Representative of the Company or any of its Subsidiaries, has taken, committed to take or been alleged to have taken any action that would cause the Company or any of its Subsidiaries to be in violation of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States) and the U.K. Bribery Act of 2010 or similar Laws (collectively, "Corrupt Practices Legislation"). None of the Company or any of its Subsidiaries has received any notice alleging that the Company, any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries has violated any Corrupt Practices Legislation and, to the knowledge of the Company, no condition or circumstances exist (including any ongoing Proceeding) that would form the basis for any such allegations.

(bb)	Money Laundering. The operations of the Company and each of its Subsidiaries are and have been conducted in compliance in all material respects with applicable financial record-keeping and reporting requirements and money laundering or similar Laws (collectively, "Money Laundering Laws"). None of the Company or any of its Subsidiaries has received any notice alleging that the Company, any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries has violated any Money Laundering Laws and, to the knowledge of the Company, no condition or circumstances exist (including any ongoing Proceeding) that would form the basis for any such allegations.

(cc)	Brokers. As of the date hereof, other than National Bank Financial Inc. and GenCap Mining Advisory Ltd., no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries, or any of their respective directors, officers or employees, in connection with this Agreement or any other transaction contemplated by this Agreement.

(dd)	Pre-emptive Rights. The Company does not have any knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any Person to acquire any of the rights, title, interests, property, licenses or assets of the Company or any of its Subsidiaries that will be triggered or accelerated by the Investment or the Arrangement.

Section 3.02	No Other Representations and Warranties

The Investor agrees and acknowledges that, except for the representations and warranties set forth in this Agreement (or any document or certificate delivered pursuant to this Agreement), neither the Company nor any other Person has made or makes any other representation and warranty (written or oral, express or implied, or at Law or in equity) on behalf of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

Section 4.01	Representations and Warranties

The Investor represents and warrants to the Company as follows and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering of this Agreement and the consummation of the transactions contemplated under this Agreement:

(a)	Organization and Qualification. The Investor is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of El Salvador .

(b)	Corporate Authorization. The Investor has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement, the performance by the Investor of its obligations under this Agreement and the consummation of the transactions contemplated under this Agreement have been duly authorized by all necessary corporate action on the part of the Investor and no other corporate proceedings on the part of the Investor are necessary to authorize this Agreement or the consummation of the transactions contemplated under this Agreement.

(c)	Binding Obligations. This Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding agreement of the Investor enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies, such as specific performance and injunction.

(d)	Governmental Authorization. The execution and delivery of this Agreement by the Investor, the performance of its obligations under this Agreement and the consummation of the transactions contemplated under this Agreement do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Investor or any of its Subsidiaries other than: (i) TSXV Approval and filings with the TSXV and (ii) customary post-Closing filings with the Securities Authorities and the TSXV.

(e)	Non-Contravention. The execution and delivery of this Agreement by the Investor and the performance by the Investor of its obligations under this Agreement and the consummation of the transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the Investor's Constating Documents; or

(ii)	assuming compliance with the matters referred to in Section 4.01(d), contravene, conflict with or result in a violation or breach of any Law applicable to the Investor or any of its Subsidiaries or any of their respective properties or assets.

(f)	Securities Laws.

(i)	The Investor is:

(A)	an "accredited investor" as defined in section 1.1 of NI 45-106 and section 73.3(1) of the Securities Act (Ontario);

(B)	purchasing (or is deemed by section 2.3(4) of NI 45-106) to be purchasing) the Purchased Shares as principal for its own account and not as agent for the benefit of another Person; and

(C)	not a Person created or used solely to purchase or hold securities as an accredited investor as described under paragraph (m) of the definition of "accredited investor" as defined in section 1.1 of NI 45-106.

(ii)	The Investor is acquiring the Purchased Shares for investment purposes only and not with a view to resale or distribution thereof in whole or in part.

(iii)	The Purchaser has duly completed Schedule A – Form 4C - Corporate Placee Registration Form or the Purchaser has already filed a Form 4C - Corporate Placee Registration Form with the TSXV and such form is up-to-date.

(g)	Anti-Terrorism Laws. Neither the Investor nor, to the knowledge of the Investor, any Representative of the Investor, has been or is currently subject to any economic or financial Sanctions. The Investor has not received any notice alleging that the Investor or any Representative of the Investor has violated any Sanctions and, to the knowledge of the Investor, no condition or circumstances exist (including any ongoing Proceeding) that would form the basis for any such allegations.

(h)	Corrupt Practices Legislation. Neither the Investor or, to the knowledge of the Investor, any Representative of the Investor, has taken, committed to take or been alleged to have taken any action that would cause the Investor to be in violation of any Corrupt Practices Legislation. The Investor has not received any notice alleging that the Investor or any Representative of the Investor has violated any Corrupt Practices Legislation and, to the knowledge of the Investor, no condition or circumstances exist (including any ongoing Proceeding) that would form the basis for any such allegations.

(i)	Money Laundering. The operations of the Investor are and have been conducted in compliance in all material respects with applicable Money Laundering Laws. The Investor has not received any notice alleging that the Investor or any Representative of the Investor has violated any Money Laundering Laws and, to the knowledge of the Investor, no condition or circumstances exist (including any ongoing Proceeding) that would form the basis for any such allegations.

(j)	US Securities Laws. The Investor acknowledges and understands that:

(i)	the Purchased Shares have not been offered to the Investor while the Investor was in the United States, and the individuals making the order to purchase the Purchased Shares and executing and delivering this Agreement for the account or benefit of the Investor were not in the United States when the order was placed or when this Agreement was executed and delivered;

(ii)	the Investor is not a “U.S. person” as such term is defined under Regulation S of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), the Investor is not in the “United States” (as such term is defined in Rule 902 of Regulation S under the U.S Securities Act) and is not purchasing the Purchased Shares for the account or benefit of a U.S. Person or person in the United States;

(iii)	the Investor is not purchasing the Purchased Shares as the result of any “directed selling efforts” (as defined in Rule 902(c) of Regulation S under the U.S. Securities Act) or any “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) made in the United States by the Company, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing;

(iv)	the Investor is aware that the Purchased Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and are, therefore, “restricted securities” within the meaning of the U.S. Securities Act and that the Purchased Shares may not be offered or sold, directly or indirectly, in the United States or to a U.S. Person without registration under the U.S. Securities Act and all applicable U.S. state securities laws or compliance with the requirements of an exemption from such registration and it acknowledges that the Company has no obligation or present intention of filing a registration statement under the U.S. Securities Act or any U.S. state securities laws in respect of the Purchased Shares; and

(v)	the Investor has implemented appropriate and effective internal controls and procedures to ensure that the Purchased Shares shall be properly identified in its records as restricted securities that are subject to the re-sale and transfer restrictions and may not be resold directly or indirectly into the United States or to a U.S. Person unless such securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States, or an exemption from such registration requirement is available; and

(k)	Funds. The Investor has sufficient cash on hand or other sources of immediately available funds to enable it to pay the Purchase Price at Closing.

Section 4.02	No Other Representations and Warranties

The Company agrees and acknowledges that, except for the representations and warranties set forth in this Agreement, neither the Investor nor any other Person has made or makes any other representation and warranty (written or oral, express or implied, or at Law or in equity) on behalf of the Investor.

ARTICLE V
COVENANTS

Section 5.01	Conduct of Business of the Company

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Closing and the time that this Agreement is terminated in accordance with its terms, the Company will comply with its covenants relating to its operations set forth in Section 5.2 of the Arrangement Agreement unless waived by EMX (with prior written notice to the Investor).

Section 5.02	Company Circular

(a)	The Company shall comply with its covenants regarding the preparation of the Company Circular as set forth in the Arrangement Agreement.

(b)	The Investor shall provide to the Company in writing all necessary information concerning the Investor as required by Law to be included in the Company Circular or other related documents and ensure that such information does not contain a Misrepresentation concerning the Investor.

(c)	The Company shall allow the Investor and its outside legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents and shall give reasonable consideration to any comments made by the Investor and its outside legal counsel and agrees that all information relating solely to the Investor that is furnished in writing by or on behalf of the Investor for inclusion in the Company Circular or other related documents must be in a form and content satisfactory to the Investor acting reasonably. The Company shall provide the Investor with final copies of the Company Circular prior to its mailing to the Company Shareholders.

(d)	Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation or otherwise requires an amendment or supplement and the Parties shall co-operate in the preparation of any amendment or supplement to the Company Circular as required or appropriate and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to the Company Shareholders and, if required by Law, file the same with the Securities Authorities.

Section 5.03	Company Meeting

Subject to the terms of this Agreement, the Company shall:

(a)	convene and conduct the Company Meeting (and cause the Approval Resolution to be voted on at the Company Meeting) in accordance with the Company’s covenants in the Arrangement Agreement;

(b)	use its commercially reasonable efforts to solicit proxies in favour of the approval of the Approval Resolution;

(c)	promptly provide the Investor with copies of or access to all material information regarding the Company Meeting generated by the Company's transfer agent or any proxy solicitation services firm retained by the Company, as reasonably requested from time to time by the Investor;

(d)	consult with the Investor in fixing the date of the Company Meeting and the record date for the Company Meeting, give notice to the Investor of the Company Meeting, and allow the Investor's Representatives and outside legal counsel to attend the Company Meeting;

(e)	promptly advise the Investor, at such times as the Investor may reasonably request and on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, as to the aggregate tally of proxies (for greater certainty, specifying votes "for" and votes "against" the Approval Resolution) received by the Company in respect of the Approval Resolution; and

(f)	promptly advise the Investor of any communication (written or oral) received from, or claims brought by (or, to the knowledge of the Company, threatened to be brought by), any Person in opposition to the Investment or any of the transactions contemplated by this Agreement and, subject to Law, provide the Investor with an opportunity to review and comment upon any written communication sent by or on behalf of the Company to any such Person, a copy of such communication and the opportunity to participate in any discussions, negotiations or Proceedings with or including any such Persons.

Section 5.04	Other Covenants of the Company Relating to the Investment

(a)	The Company shall perform all obligations required to be performed by the Company under this Agreement, co-operate with the Investor in connection therewith and do all such other acts and things as may be necessary or desirable in order to, subject to the terms and conditions set out in this Agreement, consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall:

(i)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the transactions contemplated by this Agreement;

(ii)	(A) as soon as reasonably practicable after the date of this Agreement, prepare and file all necessary documents, registrations, statements, petitions, filings and applications with any Governmental Entity required to obtain any Regulatory Approvals and use its commercially reasonable efforts to obtain and maintain all Regulatory Approvals and (B) co-operate with the Investor and keep the Investor reasonably informed as to the status of such Regulatory Approvals (including, in the case of the TSXV Approval, providing the Investor and its outside legal counsel with an opportunity to participate in any substantive discussions with the TSXV in connection with the transactions contemplated by this Agreement and provide input into any related written communications and, if such approval is "conditional approval" subject to the making of customary deliveries to the TSXV after Closing, the Company shall ensure that such filings are made as promptly as practicable and, in any event, within the time frame contemplated in the conditional approval letter from the TSXV);

(iii)	use commercially reasonable efforts to provide, obtain and maintain all third-party notices, consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations required to be obtained by the Company or any of its Material Subsidiaries under any Contract in connection with the transactions contemplated by this Agreement.

(iv)	use commercially reasonable efforts to, upon reasonable consultation with the Investor, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Investment or the transactions contemplated by this Agreement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging or affecting the Investment, this Agreement or the transactions contemplated by this Agreement; provided that, neither the Company nor any of its Subsidiaries shall consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of the Investor, not to be unreasonably withheld, conditioned or delayed; and

(v)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or any commercially reasonable action not to be taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the transactions contemplated by this Agreement.

(b)	The Company shall promptly notify the Investor in writing of:

(i)	any Material Adverse Effect;

(ii)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement;

(iii)	unless prohibited by Law, any notice or other communication from any Governmental Entities in connection with the transactions contemplated by this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Investor); or

(iv)	any Proceeding commenced or, to the Company's knowledge, threatened against, relating to or involving, or otherwise affecting the Investment, this Agreement or any of the transactions contemplated by this Agreement.

(c)	The Investor undertakes and agrees that it will not, directly or indirectly, offer or sell any of the Purchased Shares in the United States or to a U.S. Person unless such securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States, or an exemption from such registration requirement is available and they have provided an opinion of counsel to such effect, if reasonably requested.

Section 5.05	Public Communications

(a)	The Parties shall agree on the text of the news release to be issued by the Company to announce the execution of this Agreement.

(b)	Each Party shall: (i) not issue any news release or make any other public statement or disclosure with respect to this Agreement or the transactions contemplated by this Agreement without the prior consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed and (ii) use commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review and comment on all such news releases and other disclosure; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make disclosure in accordance with applicable Laws and, if such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and, if such prior notice is not permitted by applicable Law, shall give such notice immediately following the making of such disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel.

ARTICLE VI

CONDITIONS

Section 6.01	Mutual Conditions

The Parties are not required to complete the transactions contemplated by this Agreement unless each of the following conditions is satisfied at or prior to the Closing, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	the Approval Resolution has been approved and adopted at the Company Meeting;

(b)	the Company having obtained TSXV Approval; and

(c)	no Law is in effect that makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibits or enjoins the Company or the Investor from consummating the transactions contemplated by this Agreement.

Section 6.02	Additional Conditions to the Obligations of the Investor

The Investor is not required to complete the transactions contemplated by this Agreement unless each of the following conditions is satisfied at or prior to the Closing, which conditions are for the exclusive benefit of the Investor and may only be waived, in whole or in part, by the Investor in its sole discretion:

(a)	the representations and warranties made by the Company in this Agreement shall be true and correct in all material respects as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date) and the Company shall have provided to the Investor a certificate of two senior officers of the Company certifying the foregoing and dated the Closing Date;

(b)	the Company shall have fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or before the Closing Date and the Company shall have provided to the Investor a certificate of two senior officers of the Company certifying the foregoing and dated the Closing Date;

(c)	there is no Proceeding pending or threatened by any Governmental Entity to enjoin, restrict or prohibit the completion of the transactions contemplated under this Agreement;

(d)	since the date of this Agreement, there shall not have been or occurred any Material Adverse Effect which is continuing at the time of Closing;

(e)	(i) the Arrangement Agreement and the terms and conditions of the Arrangement shall not have been amended or modified in any respect, or waived in any material respect, without the consent of the Investor (acting reasonably), and (ii) the Investor shall be satisfied, acting reasonably, that the conditions precedent to the completion of the Arrangement shall have been satisfied (or with the prior written consent of the Investor (acting reasonably), waived) in accordance with their terms (other than conditions that, by their terms, cannot be satisfied until the Effective Time); and

(f)	the Company having delivered, or caused to be delivered, to the Investor a DRS statement from Computershare Trust Company of Canada evidencing that the Purchased Shares have been issued and registered in favour of the Investor and shall have delivered, or caused to be delivered, all of the other documents required to be delivered pursuant to Section 2.02(c).

Section 6.03	Additional Conditions to the Obligations of the Company

The Company is not required to complete the transactions contemplated by this Agreement unless each of the following conditions is satisfied at or prior to the Closing, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a)	the representations and warranties made by the Investor in this Agreement shall be true and correct in all material respects as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date), and the Investor shall have provided to the Company a certificate of two senior officers of the Investor certifying the foregoing dated the Closing Date;

(b)	the Investor shall have fulfilled or complied in all material respects with its covenants contained in this Agreement to be fulfilled or complied with by it at or before the Closing and the Investor shall have provided to the Company a certificate of two senior officers of the Investor certifying the foregoing dated the Closing Date; and

(c)	the Investor shall have delivered the Purchase Price to the Company and all of the documents required to be delivered pursuant to Section 2.02(b).

ARTICLE VII

TERMINATION

Section 7.01	Termination

(a)	This Agreement may be terminated at any time prior to Closing by:

(i)	the mutual written agreement of the Company and the Investor;

(ii)	either the Company or the Investor if:

(A)	the Approval Resolution is not approved by the Company Shareholders at the Company Meeting; provided that, a Party may not terminate this Agreement pursuant to this Section 7.01(a)(ii)(A) if the failure to obtain approval of the Approval Resolution has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform in any material respect any of its covenants or agreements under this Agreement;

(B)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the transactions contemplated by this Agreement illegal or otherwise permanently prohibits or enjoins the Company or the Investor from consummating the transactions contemplated by this Agreement and such Law has, if appealable, become final and non-appealable; provided that, a Party may not terminate this Agreement pursuant to this Section 7.01(a)(ii)(B) if the enactment, making, enforcement or amendment of such Law has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform in any material respect any of its covenants or agreements under this Agreement and provided further that the Party seeking to terminate this Agreement pursuant to this Section 7.01(a)(ii)(B) has used its commercially reasonable efforts to, as applicable, prevent, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the transactions contemplated by this Agreement; or

(C)	the Closing does not occur on or prior to the Outside Date; provided that, a Party may not terminate this Agreement pursuant to this Section 7.01(a)(ii)(C) if the failure of the Closing to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform in any material respect any of its covenants or agreements under this Agreement.

(iii)	the Company if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Investor under this Agreement occurs that would cause any condition in Section 6.03(a) or Section 6.03(b) not to be satisfied (and such breach or failure is incapable of being cured or, if curable prior to the Outside Date, has not been cured within the earlier of (1) 15 Business Days after the giving of notice thereof by the Company to the Investor and describing such breach or failure and stating the Company's intention to terminate this Agreement and (2) three Business Days prior to the Outside Date); provided that, the Company is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.02(a) or Section 6.02(b) not to be satisfied; or

(iv)	the Investor if:

(A)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.02(a) or Section 6.02(b) not to be satisfied (and such breach or failure is incapable of being cured or, if curable prior to the Outside Date, has not been cured within the earlier of (1) 15 Business Days after the giving of notice thereof by the Investor to the Company and describing such breach or failure and stating the Investor's intention to terminate this Agreement and (2) three Business Days prior to the Outside Date); provided that, the Investor is not then in breach of this Agreement so as to directly or indirectly cause any of the conditions in Section 6.03(a) or Section 6.03(b) not to be satisfied;

(B)	the Arrangement Agreement is terminated; or

(C)	there has occurred a Material Adverse Effect which is continuing.

(v)	the Company, if the Arrangement Agreement is terminated and the Company is prohibited from completing the Investment pursuant to any Law (including pursuant to any policy of or directive from the TSXV).

(b)	The Party desiring to terminate this Agreement pursuant to this Section 7.01 (other than pursuant to Section 7.01(a)(i)) shall deliver written notice of such termination to the other Party specifying in reasonable detail the basis for such Party's exercise of its termination right.

Section 7.02	Effect of Termination

If this Agreement is terminated pursuant to Section 7.01, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, Representative or consultant of such Party) except that, in the event of any such termination, this Section 7.02, Section 7.04, Article IX and Article VIII shall survive, and provided that no Party shall be relieved of any liability for any willful breach by it of this Agreement.

Section 7.03	Expenses

Except as otherwise expressly provided in this Agreement, the Parties agree that all out-of-pocket expenses of the Parties relating to this Agreement or the transactions contemplated under this Agreement, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

Section 7.04	Break Fee

If (a) the Arrangement Agreement is terminated by EMX pursuant to Section 8.2(a)(iv)(D) thereof and the Company is required to pay (and has paid) the Elemental Termination Fee (as defined in the Arrangement Agreement) as a result of the occurrence of the Elemental Termination Fee Event (as defined in the Arrangement Agreement) referred to in Section 7.4(c)(iv)(F) of the definition of “Elemental Termination Fee Event” in the Arrangement Agreement; (b) this Agreement has not been terminated prior to such termination of the Arrangement Agreement; (c) all of the conditions set forth in Section 6.01 [Mutual Conditions] and Section 6.02 [Additional Conditions to the Obligations of the Investor] of this Agreement have been satisfied or otherwise waived by the Investor (excluding conditions that, by their terms, are to be satisfied at the Closing; provided, that such conditions to be satisfied at the Closing would be satisfied if the Closing were to occur on the date the Arrangement Agreement was terminated); and (d) the Closing has not occurred as a result of the failure by the Investor to pay, or the Investor has for any reason not paid, the Purchase Price as required by or otherwise in breach of this Agreement, then, and only in such circumstances, the Investor shall promptly upon the Company’s request therefor reimburse the Company for the full amount of the Elemental Termination Fee (as defined in the Arrangement Agreement).

ARTICLE VIII

SURVIVAL AND INDEMNIFICATION

Section 8.01	Survival

(a)	Each Party acknowledges that the representations and warranties contained in this Agreement shall survive the Closing for a period ending on the date that is 18 months following the Closing Date notwithstanding any subsequent disposition by the Investor of the Purchased Shares.

(b)	Any claim with respect to a breach of a representation or warranty under Section 8.01(a) that is made in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party before the expiration date of the survival period set out in Section 8.01(a) shall not thereafter be barred by the expiration of such survival period and shall survive and continue in full force and effect until final determination or settlement of such claim.

Section 8.02	Indemnification by the Company

Subject to the limitations set forth in Section 8.03, the Company hereby agrees that from and after the Closing Date, the Company shall indemnify, defend and hold harmless each of the Investor (the "Investor Indemnified Party") from and against any losses (other than loss of profits), damages, liabilities, judgments, penalties, fines, costs or expenses of any kind (including reasonable legal fees and expenses) (each, a "Loss" and collectively "Losses") that may be made or brought against the Investor Indemnified Party, or that it may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(a)	any inaccuracy in or breach of any of the representations and warranties of the Company contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company under this Agreement for the period such representations and warranties survive pursuant to Section 8.01(a); provided that, for purposes of determining the amount of any Losses with respect thereto, all such representations and warranties that are qualified as to materiality shall be deemed not to be so qualified; or

(b)	any breach or non-fulfillment of any covenant or agreement of the Company in this Agreement.

Section 8.03	Limitations on Indemnification

The rights of the Investor Indemnified Party to, and the liabilities of the Company for, indemnification under Section 8.02 are subject to the following limitations:

(a)	the Company shall not have any liability or obligation to make any payment for Losses or otherwise with respect to the matters referred to in Section 8.02(a) until the aggregate of all Losses therefrom exceeds $250,000, in which event the Company shall be required to pay or be liable for all such Losses from the first dollar;

(b)	the Investor Indemnified Party shall not be entitled to claim indemnity in respect of any punitive or exemplary (including damages for loss of profits) except to the extent that such punitive or exemplary damages are awarded in favour of a third Person by a court of competent jurisdiction;

(c)	notwithstanding anything to the contrary in this Article VIII, the indemnification obligations of the Company shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall have determined that any Losses to which the Investor Indemnified Party may be subject were caused primarily by the willful misconduct or fraud of the Investor Indemnified Party or a breach by the Investor of this Agreement;

(d)	an Investor Indemnified Party shall not be entitled to double recovery for any Loss even though such Loss may have resulted from the breach of one or more representations, warranties or covenants of this Agreement; and

(e)	the maximum aggregate amount of Losses that the Company shall be required to pay to the Investor pursuant to this Article VIII shall not exceed the Purchase Price.

Section 8.04	Payments

Once a Loss is agreed to by the Company or finally adjudicated to be payable under this Article VIII, the Company shall satisfy its obligations within 15 Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds. The Parties hereto agree that, should the Company not make full payment of any such obligations within such 15 Business Day period, any amount payable shall accrue interest from and including the date of agreement of the Company or final, non-appealable adjudication to but excluding the date such payment has been made at the prime rate from time to time posted on the website of the Bank of Canada.

Section 8.05	Tax Treatment of Indemnification Payments

All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

ARTICLE IX
GENERAL PROVISIONS

Section 9.01	Acknowledgements of the Investor

(a)	The Investor acknowledges that the Company is relying on an exemption from the requirements to provide the Investor with a prospectus under applicable Securities Laws and, as a consequence of acquiring the Purchased Shares pursuant to such exemption, certain protections, rights and remedies provided by applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the Investor, and the Investor may not receive information that would otherwise be required to be provided under applicable Securities Laws.

(b)	The Investor acknowledges that the Purchased Shares are being offered for sale on a "private placement" basis and that the Purchased Shares will be subject to statutory resale restrictions under applicable Securities Laws and the Investor covenants that it will not resell the Purchased Shares except in compliance with applicable Securities Laws and the Investor acknowledges that it is solely responsible for such compliance. The Investor acknowledges that any certificates or DRS advice representing the Purchased Shares and will bear the following legends with respect to such resale restrictions:

“UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION IN CANADA, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE OF THE ISSUANCE OF THIS SECURITY].

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [insert date that is 4 months and a day after the Closing Date].

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS SECURITY MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED IN THE UNITED STATES EXCEPT (A) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (C) IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS; PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) ABOVE, IF REQUIRED OR OTHERWISE REQUESTED BY THE ISSUER OR THE TRANSFER AGENT, FURNISH TO THE ISSUER AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER TO SUCH EFFECT OR OTHER EVIDENCE OF EXEMPTION OR DECLARATION REASONABLY SATISFACTORY TO THE ISSUER OR TRANSFER AGENT, AS APPLICABLE.”

Section 9.02	Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	If to the Company:	Elemental Altus Royalties Corp.

1020 – 800 West Pender Street Vancouver, BC V6C 2V6 Canada

		Attention:	Frederick Bell, Chief Executive Officer

		Email:	[Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
Bay Adelaide Centre, West Tower
333 Bay Street, Suite 2400 Toronto, ON
M5H 2T6 Canada

		Attention:	John Sabetti

		Email:	jsabetti@fasken.com

(b)	If to the Investor:	Tether Investments, S.A. de C.V.

Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo, Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipality of San Salvador Centro, Republic of El Salvador

Attention: Juan Sartori, Executive Chair
Email: [Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Bennett Jones LLP
3400 One First Canadian Place
Toronto, ON
M5X 1A4 Canada

Attention: Gordon Cameron and Kristopher Hanc
Email: camerong@bennettjones.com; hanck@bennettjones.com

Any notice or other communication is deemed to have been given and received if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made before 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a notice given in accordance with this Section 9.02.

Section 9.03	Time of the Essence

Time is of the essence in this Agreement.

Section 9.04	Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 9.05	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity.

Section 9.06	Third-Party Beneficiaries

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any Proceeding.

Section 9.07	Amendment

No provision of this Agreement may be amended or modified except by a written instrument signed by both Parties.

Section 9.08	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 9.09	Entire Agreement

This Agreement (including the Schedules), constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.

Section 9.10	Successors and Assigns

(a)	This Agreement becomes effective only when executed by the Company and the Investor. After that time, it will be binding upon and enure to the benefit of the Company, the Investor and their respective successors and permitted assigns.

(b)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, except that the Investor may assign all or any portion of its rights under this Agreement to any of its direct or indirect wholly owned Subsidiaries; provided that, such assignment does not delay the consummation of the transactions contemplated by this Agreement. Any such assignment shall not relieve the assigning party of any of its obligations, including in the case of the Investor as to payment of the Purchase Price, under this Agreement.

Section 9.11	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any provision is illegal, invalid or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.12	Governing Law; Submission to Jurisdiction

(a)	This Agreement shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum.

Section 9.13	Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 9.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set out above.

ELEMENTAL ALTUS ROYALTIES CORP.

By:	“Frederick Bell”
Name: Frederick Bell
Title: Chief Executive Officer

TETHER INVESTMENTS, S.A. DE C. V.

By:	“Giancarlo Devasini”
Name: Giancarlo Devasini
Title: Sole Administrator

SCHEDULE A

Form 4C - Corporate Placee Registration Form

 [see attached]

FORM 4C

CORPORATE PLACEE REGISTRATION FORM

This Form will remain on file with the Exchange and must be completed if required under section 4(b) of Part II of Form 4B. The corporation, trust, portfolio manager or other entity (the “Placee”) need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed Issuers. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) or, if applicable, Declarations, with the Exchange.

1.	Placee Information:

(a)	Name:

(b)	Complete Address:

(c)	Jurisdiction of Incorporation or Creation:

2.	(a)	Is the Placee purchasing securities as a portfolio manager: (Yes/No)?_________

(b)	Is the Placee carrying on business as a portfolio manager outside of Canada: (Yes/No)?_________

3.	If the answer to 2(b) above was “Yes”, the undersigned certifies that:

(a)	it is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client’s express consent to a transaction;

(b)	it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a “portfolio manager” business) in___________________[jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

(c)	it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

FORM 4C	CORPORATE PLACEE REGISTRATION FORM	Page 1
(as at June 14, 2010)

(d)	the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

(e)	it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing.

4.	If the answer to 2(a). above was “No”, please provide the names and addresses of Control Persons of the Placee:

Name *	City	Province or State	Country

* If the Control Person is not an individual, provide the name of the individual that makes the investment decisions on behalf of the Control Person.

FORM 4C	CORPORATE PLACEE REGISTRATION FORM	Page 2
(as at June 14, 2010)

5.	Acknowledgement - Personal Information and Securities Laws

(a)	“Personal Information” means any information about an identifiable individual, and includes information contained in sections 1, 2 and 4, as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(i)	the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to this Form; and

(ii)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

(b)	The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions.

Dated and certified (if applicable), acknowledged and agreed, at _______________________________________on __________________________________

(Name of Purchaser - please print)

(Authorized Signature)

(Official Capacity - please print)

(Please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

FORM 4C	CORPORATE PLACEE REGISTRATION FORM	Page 3
(as at June 14, 2010)